Exhibit 21

SUBSIDIARIES OF SOLO CUP COMPANY

The following is a list of subsidiaries of Solo Cup Company, a Delaware corporation as of December 30, 2007.

Name or Organization	State or Country of Incorporation

SF Holdings Group, Inc.	Delaware

Solo Cup Operating Corporation	Delaware

Solo Manufacturing LLC	Delaware

S Credit Corporation	Illinois

P.R. Solo Cup, Inc.	Illinois

Solo Cup Panama, S.A.	Panama

SC Management de Mexico, S. de R. L. de C.V.	Mexico

Solo Cup (Australia) Pty Limited	Australia

Solo Cup (UK) Limited	England and Wales

Insulpak Holdings Limited	England and Wales

Solo Cup Europe Limited	England and Wales

Lily-Canada Holding Corporation	Delaware

Solo Cup Canada Inc.	Canada

Solo Cup Mexico, S.A. de C.V.	Mexico

Global Cup, S.A. de C.V.	Mexico